

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 24, 2009

Mr. James A. Merrill
Chief Financial Officer
GMX Resources, Inc.
9400 North Broadway, Suite 600
Oklahoma City, Oklahoma 73114

> **Re: GMX Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2008**
> **Response Letters Dated January 21, 2009 and February 11, 2009**
> **File No. 001-32977**

Dear Mr. Merrill:

We have reviewed your filings and response letters and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 52

1.   We note your response to our prior comment 5 and your proposal to provide revised language in your management's report on internal control over financial reporting. Because your conclusions regarding the effectiveness of your disclosure controls and procedures are set forth under Item 9A in your Form 10-K, please comply with prior comment 5 with respect to disclosure in your future filings on Form 10-K by revising your disclosure in Item 9A. Such disclosure

should state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures from your management's report on internal control over financial reporting.

Please note that prior comment 5 also applies to your disclosure regarding the effectiveness of your disclosure controls and procedures in your future filings on Form 10-Q.

Financial Statements

Note D – Long Term Debt, page F-17

2.   We note your proposed disclosure responding to prior comment 7. Please expand your disclosure to discuss any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods, as requested in prior comment 7.

Engineering Comments

3.   We have reviewed your responses to prior comment 15. Please tell us for the category of proved developed producing reserves in the 2006 and 2007 reserve reports, the decline rate you utilized for each year that resulted in the proved developed producing reserves for those years. Please tell us if all the wells drilled in prior years were included in establishing those declines rates and how many of those wells were added in each year in 2006 and 2007.   Please also tell us the decline rate of your proved producing reserves if the wells you drilled in the last two years are not included when calculating the decline rate for each year in 2006 and 2007.

4.   Regarding prior comment 15, we requested information by individual well, not the average of all wells drilled. Please provide the requested information for each well.

5.   Also regarding your response to prior comment 15 as to your actual total production in 2007 that was 44% below your estimate, the volumes that are in the reserve report are sales volumes, not net wellhead volumes as you seem to claim in your response. Therefore the difference between projected and actual total production is 44%, not 40% as you claim. Therefore, we consider this portion of your response to be an inadequate explanation for this large difference, while you

seem to feel it is the major reason for the large difference. Also, as you know, there will always be operational, weather, labor, material shortages and other problems which will delay almost all forecasts. We therefore expect these to be built into any forecast that may be used for reporting and investing purposes. Therefore, we consider this response to also be an inadequate explanation for this large difference. Please be more specific in your response by further explaining the four bullet points that you seem to feel are only minor contributors to this large overestimation of production rates. Please tell us the length of delay between each wells projected drilling and the actual drilling and how much this contributed to the overestimation. Please tell us how many PUD locations were projected to be drilled and how many were not drilled; the reasons for not drilling each one and how much this contributed to the overestimation. Please further explain the meaning of behind-pipe projections and the impact on the overestimation of production rates. Please further explain the difference between the PDP forecast and the actual production rates in terms of the amount of difference in the decline rates and the reasons for the overestimation of the projected forecast versus the actual forecast.

6.   We also note that although the actual average production rates for the Cotton Valley wells were approximately 30% lower than the pre-drill estimated production rates your reserve estimates for these wells have only apparently been lowered by approximately 1%. Please tell us why these reserve estimates were not lowered by more significant amounts given that the production rates were 30% lower than what you had originally projected. In this regard, we note that initial rates are often times an indication of the ultimate reserves a well will recover.

7.   Also regarding response to prior comment 15 and the table showing the YE 2007 production, please tell us the average daily rate of production for those Cotton Valley wells that had been on production for less than a year.

8.   It appears from the last portion of your response to prior comment 15 that you may have begun to de-emphasize the development of your Cotton Valley acreage. Please tell us if this is the case and if so, please disclose this fully in the MD&A portion of your 2008 10-K report.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. You may contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director